

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 2024

Mike Barajas
Chief Financial Officer
Via Renewables, Inc.
12140 Wickchester Lane, Suite 100
Houston Texas 77079

   Re: Via Renewables, Inc.
     Schedule 13E-3/A filed March 12, 2024
     File No. 005-88272

Dear Mike Barajas:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Please note that all page and heading references in this letter refer to disclosure in the preliminary proxy statement filed on March 12, 2024. All defined terms used here have the same meaning as in that preliminary proxy statement, and revisions responding to these comments should be made there, unless otherwise noted.

Schedule 13E-3/A filed March 12, 2024

Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger, page 24

1. We note your revised disclosure in response to prior comment 5, though it remains unclear whether circumstances particular to the time that the Proposal was made were relevant in the Board's decision to undertake the Transactions. Please further clarify why you seek to undertake the going private transaction at this time as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

2. We note the disclosure on page 27 added in response to prior comment 7. Please clarify Mr. Maxwell's involvement in the listed transactions and explain how these transactions are "indicative of the Company's liquidity, growth and capitalization challenges."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions